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                [MORRIS, MANNING & MARTIN, LLP LETTERHEAD LOGO]


February 24, 2005


Securities and Exchange Commission
Main Filing Desk
Mail Stop 0409
450 Fifth Street, N.W.
Washington, D.C. 20549-1004

         Re:      Cole Credit Property Trust II, Inc.
                  Registration Statement on Form S-11 Filed December 9, 2004 Registration No. 333-121094

Ladies and Gentlemen:

         On behalf of Cole Credit Property Trust II, Inc. (the "Company"), please find transmitted herewith for filing the Company's Pre-Effective Amendment No. 1 (the "Amendment") to its Registration Statement on Form S-11 filed with the Securities and Exchange Commission (the "Commission") on December 9, 2004 (Registration No. 333-121094) (the "Registration Statement"), in accordance with the Securities Act of 1933, as amended, and pursuant to Rule 101(a) of Regulation S-T promulgated thereunder. As a courtesy to the Staff, two copies of the Amendment are being provided under separate cover, along with two additional copies that have been marked to show the changes effected in the Registration Statement by the Amendment.

         The Amendment is being filed principally in response to comments of the Staff set forth in the Commission's letter dated January 7, 2005. The headings and numbered paragraphs below correspond to the headings and numbered paragraphs of the Commission's letter. References to page numbers (other than in headings taken from the Commission's letter) are to pages of the Prospectus (the "Prospectus") as revised and included in the Amendment. Other changes have also been made, as indicated in the marked materials.

         On behalf of the Company, we respond to the specific comments of the Staff as follows:

         GENERAL

1. WE NOTE THAT IT APPEARS YOU ARE OFFERING SHARES OF COMMON STOCK UP TO AN AMOUNT OF THE FIRST $25,000,004 AT ONE PRICE, $9.75, WHILE YOU ARE OFFERING THE


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         REMAINING $424,358,970 IN SHARE AT ANOTHER PRICE, $10.00. YOUR OFFER OF
         THE SAME SECURITIES IN THE SAME OFFERING AT A LATER DATE AND FOR A DIFFERENT PRICE APPEARS TO CONSTITUTE A DELAYED OFFERING UNDER RULE 415(a)(x). SINCE YOU ARE NOT S-3 ELIGIBLE IT DOES NOT APPEAR THAT YOU MAY MAKE A DELAYED OFFERING. PLEASE REVISE OR ADVISE.

         RESPONSE: The Company submits to the Staff that the Company is conducting a single offering of shares of common stock and is simply offering a discount for the shares being registered for $9.75 per share. The Company notes that the sales of all of the shares are part of a single plan of financing, all of the shares offered are shares of common stock of the Company, the shares are offered as part of a continuous offering and all of the shares are offered for cash consideration. The Company does not believe that the single fact that it is offering a discount to initial purchasers results in the offering or any portion of the offering being a separate delayed offering.

         The $0.25 difference is to reflect an incentive to potential investors to invest earlier in the program. This is not a delayed offering under Rule 415(a)(x). By investing earlier in the program, the investor will receive the same shares it would receive later, but at a reduced price. This price reduction is analogous to the volume discounts that may be allowed to certain large investors. The Company notes that the registration statement on Form S-11 for Orange Hospitality, Inc., while not yet effective, reflects a similar program. The Company intends for the reduced offering price to be a benefit to the potential investors.

2. WE NOTE THE INCLUSION OF RED HERRING LANGUAGE IN THE COVER PAGE. SUPPLEMENTALLY ADVISE THE STAFF WHETHER YOU HAVE CIRCULATED THE PROSPECTUS.

         RESPONSE: To date, the Company has not circulated the Prospectus, other than to its internal working group, its attorneys, its auditors and other advisers.

3. PLEASE PROVIDE SUPPLEMENTALLY COPIES OF ANY GRAPHICS, MAPS, PHOTOGRAPHS, AND RELATED CAPTIONS OR OTHER ARTWORK INCLUDING LOGOS THAT YOU INTEND TO USE IN THE PROSPECTUS. SUCH GRAPHICS AND PICTORIAL REPRESENTATIONS SHOULD NOT BE INCLUDED IN ANY PRELIMINARY PROSPECTUS DISTRIBUTED TO PROSPECTIVE INVESTORS PRIOR TO THE STAFF'S REVIEW OF THOSE ITEMS.

         RESPONSE: A copy of the Company's logo as used on the cover page of the Prospectus is being provided to the Staff on the hard copies of the Amendment provided as the courtesy copies of this filing. The Company does not intend to use any other graphics, maps, photographs or other artwork in the Prospectus.


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4.       WE NOTE YOUR DESCRIPTIONS ON PAGE 130 OF CERTAIN ACKNOWLEDGEMENTS TO BE
         MADE BY YOUR INVESTORS PER THE FORM OF SUBSCRIPTION AGREEMENT ATTACHED AS EXHIBIT B. PLEASE REVISE YOUR SUBSCRIPTION AGREEMENT TO CONTAIN A SEPARATE BOLD FACE LEGEND STATING THAT, BY SIGNING THE SUBSCRIPTION AGREEMENT, YOUR INVESTORS ARE NOT WAIVING ANY RIGHTS THAT THEY MAY HAVE UNDER THE SECURITIES ACT.

         RESPONSE: The signature page to the Subscription Agreement, on page B-6 of the Prospectus, has been revised in response to the Staff's comment.

5. PLEASE NOTE THAT ANY SALES LITERATURE THAT IS TO BE USED IN CONNECTION WITH THIS OFFERING MUST BE SUBMITTED TO US SUPPLEMENTALLY PRIOR TO USE, INCLUDING SALES LITERATURE INTENDED FOR BROKER-DEALER USE ONLY. WE NOTE YOUR DISCLOSURE ON PAGE 135 AND REQUEST THAT YOU PLEASE SUBMIT ALL WRITTEN SALES MATERIALS PROPOSED TO BE TRANSMITTED TO PROSPECTIVE INVESTORS, ORALLY OR IN WRITING, WITH YOUR NEXT FILING. IN THIS REGARD, PLEASE NOTE THAT SALES MATERIALS MUST SET FORTH A BALANCED PRESENTATION OF THE RISKS AND REWARDS TO INVESTORS AND SHOULD NOT CONTAIN ANY INFORMATION OR DISCLOSURE THAT IS INCONSISTENT WITH OR NOT ALSO PROVIDED IN THE PROSPECTUS. FOR GUIDANCE, REFER TO ITEM 19.D OF INDUSTRY GUIDE 5.

         RESPONSE: At this time, the Company has not yet created any sales literature or other broker-dealer use only materials relating to this offering. If and when such materials are created, the Company will provide them supplementally to the Staff prior to their use.

6. REFER TO THE DISCLOSURE CONCERNING YOUR SHARE REPURCHASE PROGRAM ON PAGES 119-120. SUPPLEMENTALLY, PLEASE PROVIDE A DETAILED ANALYSIS REGARDING THE APPLICABILITY OF THE TENDER OFFER RULES TO THE SHARE REPURCHASE PROGRAM. REFER TO RULE 13e-4 AND REGULATION 14E OF THE EXCHANGE ACT. WE NOTE THAT ON PAGE 8 YOU STATE THAT YOU WILL REDEEM SHARES ON A PRO RATA BASIS, BUT ON PAGE 120 YOU INDICATE THAT YOU WILL REDEEM SHARES BOTH ON A PRO RATA AND FIRST-COME FIRST-SERVED BASIS. PLEASE REVISE AND SUPPLEMENTALLY TELL US WHICH OF THE TWO METHODS YOU INTEND TO USE.

         RESPONSE: Pursuant to Rule 13e-4 under the Exchange Act, an issuer with equity securities registered under Section 12 of the Exchange Act or that is required to file periodic reports with the Commission pursuant to Section 15(d) is required, in connection with any tender offer for its own equity securities, to make certain disclosures with respect to such offers. The provisions of Rule 13e-4 are intended to prevent fraudulent, deceptive or manipulative acts in connection with issuer tender offers. The Company believes that redemptions under the share redemption program do not constitute tender offers subject to Rule 13e-4.


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         The Company believes that, despite the fact that the share redemption program is described in the Prospectus, the Company is not engaging in and will not engage in an active and widespread solicitation for its securities. Rather, information regarding the share redemption program is provided solely for the benefit of investors in the Company in order to provide them with information about the limited liquidity of their investment. Additionally, under the share redemption program, during any calendar year, the Company would repurchase only up to a maximum of 3.0% of the weighted average number of shares of common stock of the Company outstanding during the twelve-month period immediately prior to the date of redemption. Moreover, the Company will use only the amount of net proceeds the Company receives from the sale of shares under its distribution reinvestment plan.

         Further, no premium is to be paid by the Company for the shares repurchased. In fact, except as stated above with respect to redemptions upon the death or disability of a stockholder, the shares of the Company are to be repurchased at a price, depending upon the length of time the stockholder held the shares, equal to the following: (1) after one year from the purchase date, 92.5% of the amount the stockholder paid for each share; (2) after two years from the purchase date, 95.0% of the amount the stockholder paid for each share;
(3) after three years from the purchase date, 97.5% of the amount the stockholder paid for each share; and (4) after four years from the purchase date, 100% of the amount the stockholder paid for each share. The share redemption price will be reduced by a special distribution as determined by the board of directors.

         In addition, the Company believes that despite the fact that the pricing has a variable component, because the price is fixed at the lower of the applicable factors and will never exceed the then current appraised value of the Company's shares, such pricing does not lend itself to the fraudulent, deceptive or manipulative acts of the type Rule 13e-4 was intended to prevent. Further, the share redemption program is not contingent on the tender of a fixed number of securities. In addition, repurchases under the share redemption program may be made for an indefinite period of time, with purchases being consummated on a quarterly basis. As a result, if funds are not available to repurchase an investor's shares, the investor may request that the redemption be made at such time that sufficient funds become available.

         The Commission has previously granted relief in instances where repurchases made under repurchase programs were made for cash on a periodic basis at fixed prices that are based on the net asset values of the issuer's underlying assets. This relief has been granted either through providing an exemption (Puerto Rico Investors Flexible Allocation Fund (June 19, 1999), Popular Balanced IRA Trust Fund (April 29, 1999), Puerto Rico Income & Growth Fund, Inc. (March 27, 1998), First Puerto Rico Growth and Income Fund, Inc. (November 5, 1997), Merrill Lynch Puerto Rico Tax Exempt Fund, Inc. (August 7,
1995)) or


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by agreeing not to recommend that the Commission take enforcement action (CNL
Income Properties, Inc. (March 10, 2004), Inland Western Retail Real Estate Trust, Inc. (August 25, 2003), T REIT Inc. (June 4, 2001), CNL American Properties Fund, Inc. (August 13, 1998)). Such relief has been granted where the number of shares that may be repurchased during any 12-month period is limited to 5% of the number of the company's outstanding shares on the first day of such 12-month period (CNL Income Properties, Inc. (March 10, 2004), CNL American Properties Fund, Inc. (August 13, 1998), Brock Exploration Company (June 30,
1980)) and 5% of the number of the company's outstanding shares during the prior fiscal year (Wells Real Estate Investment Trust II, Inc. (December 9, 2003). Repurchases under the share redemption program are based on the average weighted number of shares outstanding during the twelve-month period immediately prior to the date of redemption, which is a more equitable comparison that can be more consistently applied than a calculation based on the number of shares outstanding during the prior year. Because repurchases under the share redemption program (i) would be priced at an amount which will never exceed the then current appraised value of the Company's shares; (ii) would be made on a quarterly basis; and (iii) would only involve a very small percentage of the Company's outstanding securities, the Company believes the share redemption program as proposed would not bring about the abuses Rule 13e-4 was intended to prevent and should not be subject to Rule 13e-4.

         Repurchases by closed-end investment companies that could be defined as issuer tender offers and are otherwise not exempt under Rule 23c-3 are generally required to comply with the disclosure requirements set forth in Rule 13e-4. Securities of closed-end investment companies are not redeemable and usually trade in the secondary market at a substantial discount from the net asset value of the shares. Although the Rule 13e-4 exemption requests have been granted in connection with repurchases by closed-end investment companies (Merrill Lynch Puerto Rico Tax Exempt Fund, Inc., Id.), such issuers generally have been required to meet the requirements set forth in Rule 23c-3 under the Investment Company Act of 1940. The provisions of Rule 23c-3 are intended to allow certain closed-end investment companies to offer investors a limited ability to resell their shares in a manner that traditionally was available only to investors in open-end investment companies. Inasmuch as (i) no trading market exists for the Company's securities, (ii) securities of the Company do not sell at a substantial discount from the net asset value of such securities, and (iii) the Company expects to offer its securities in a continuous public offering, the Company believes its is not similar to a closed-end company for purposes of Rule 13e-4.

         The disclosure under the caption "Description of Shares - Share Redemption Program" on page 121 of the Prospectus has been revised in response to the Staff's comment. The revised disclosure clarifies that share redemptions will be made on a pro rata basis.


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7.       IT APPEARS THAT YOU MAY REPURCHASE SHARES UNDER THE SHARE REPURCHASE
         PROGRAM DURING THE OFFERING PERIOD OF THE SHARES BEING REGISTERED UNDER THIS REGISTRATION STATEMENT. PLEASE TELL US SUPPLEMENTALLY HOW THE REPURCHASE OF SHARES WILL BE CONDUCTED IN A MANNER THAT IS CONSISTENT WITH THE RESTRICTIONS ON ACTIVITIES BY ISSUERS DURING DISTRIBUTIONS OF SECURITIES SET FORTH IN REGULATION M. SUPPLEMENTALLY, PLEASE ADVISE US AS TO WHETHER YOU WILL FILE AN APPLICATION FOR EXEMPTIVE ORDER REGARDING RULE 102 OF REGULATION M WITH THE DIVISION OF MARKET REGULATION. REFER TO THE FOLLOWING NO-ACTION LETTERS: INLAND WESTERN RETAIL ESTATE TRUST, INC. (AUGUST 25, 2003), T REIT, INC. (JUNE 4,
         2001), CNL AMERICAN PROPERTIES FUND, INC. (AUGUST 13, 1998).

         RESPONSE: The Company intends to file with the Division of Market Regulation an application for exemptive order regarding Rule 102 of Regulation M prior to repurchasing shares under the share repurchase program. Rule 102(a) of Regulation M, which is intended to preclude manipulative conduct by those with an interest in the outcome of a distribution, prohibits issuers and those affiliated with issuers, among others, from bidding for, purchasing or attempting to induce another to bid for or purchase a security that is the subject of a distribution while such distribution is underway. Rule 102(e) of Regulation M authorizes the Commission to exempt from the provisions of Rule 102 any transaction or series of transactions, either unconditionally or subject to specified terms and conditions.

         The Company will not actively solicit shares for redemption. Repurchases will not be made with the purpose of and should not have the effect of manipulating the price of the Company's stock.

         The Company has no current plans to seek to cause its shares of common stock to be listed on any securities exchange or The Nasdaq Stock Market, nor does it anticipate that such shares will be the subject of bona fide quotes on any inter-dealer quotation system or electronic communications network. Due to the illiquidity of the Company's shares, the share redemption program was created solely to provide stockholders of the Company with a vehicle through which, after having held shares for at least one year, they could liquidate all or a portion of their investment in the Company's common stock. If a secondary trading market does develop, the Company will terminate the share redemption program.

         Although proposed stockholders of the Company will be apprised of the availability of the share redemption program by means of a description in the Prospectus, the Company will not actively solicit participation by its stockholders in its share redemption program. Stockholders desiring to present all or a portion of their shares for repurchase will do so of their own volition and not at the behest, invitation or encouragement of the Company. The role of the Company in effectuating repurchases under its share redemption program will be


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ministerial and will merely facilitate the stockholders' liquidation of their investment in the Company.

         Repurchasing shares under the share redemption program during the Company's offering of its common stock should not manipulate the Company's stock price in connection with the offering because the repurchase price under the share redemption program will be fixed and less than or equal to the offering price of the Company's common stock in the Company's offering. Moreover, the extent of the share redemption program is limited by (i) a percentage of operating cash flow from the previous fiscal year that the board of directors, in its sole discretion, reserves for use in the share redemption plan, plus any proceeds from dividends or distributions under the Company's distribution reinvestment plan (the "Distribution Reinvestment Plan") and (ii) the prohibition on redemptions during any calendar year in excess of 3% of the weighted average number of shares outstanding during the twelve-month period immediately prior to the date of redemption. The potential for manipulation is further reduced by the one-year holding requirement of the share redemption program. These and all other terms of the share redemption program are clearly set forth in the Prospectus included in the Amendment.

         The special redemption terms applicable upon the death or disability of a stockholder of the Company would only be available to a small number of stockholders. Furthermore, because purchasers in the Company's offering must die or become permanently disabled to take advantage of these terms, the favorable terms upon death or disability should not have a manipulative effect on the Company's stock price.

         The Company believes that its share redemption program is consistent in all material respects with the share redemption programs of CNL Income Properties, Inc. (March 11, 2004), Wells Real Estate Investment Trust II, Inc. (December 9, 2003), Inland Western Retail Real Estate Trust, Inc. (August 25,
2003), T REIT, Inc. (June 4, 2001) and CNL American Properties Fund (August 13,
1998) which were granted relief by the Division of Market Regulation under Regulation M and in Excel Realty Trust, Inc. (May 21, 1992), which was granted relief by the Division of Market Regulation under former Rule 10b-6. In particular, except for some features of the share redemption program in the limited cases of the death or disability of a stockholder, the Company notes that (i) stockholders of the Company must hold shares of common stock for at least one year to participate in any of the share redemption program; (ii) the Company will terminate its share redemption program in the event a secondary market for its common stock develops; (iii) the shares of the Company are to be repurchased at a price, depending upon the length of time the stockholder held the shares and subject to reduction in the event of a special distribution as discussed above, equal to the following: (a) after one year from the purchase date, 92.5% of the amount the stockholder paid for each share, (b) after two years from the purchase date, 95.0% of the amount the stockholder paid for each share, (c) after three years from the purchase date,


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97.5% of the amount the stockholder paid for each share, and (d) after four years from the purchase date, 100% of the amount the stockholder paid for each share; (iv) the number of shares to be repurchased under the share redemption program will not exceed, during any calendar year, 3% of the weighted average number of shares of common stock outstanding during the twelve-month period immediately prior to the date of redemption; (v) the terms of the share redemption program are fully disclosed in the Prospectus of the Company; and
(vi) each redemption request is subject to the Company's right to reject such request.

8. PLEASE REVISE THROUGHOUT TO BRIEFLY DESCRIBE WHAT YOU MEAN BY THE TERM "INVESTMENT GRADE" AND WHEN YOU REFER TO A "DE MINIMUS" AMOUNT OF TRADING.

         RESPONSE: The Company notes that it has defined the term "investment grade" tenants under the new caption "Questions and Answers - What are "investment grade" tenants?" on page 2 of the Prospectus and has revised the disclosure under the caption "Prospectus Summary - Cole Credit Property Trust II, Inc." on page 8 of the Prospectus to include the definition.

         The Company has revised the disclosure under the captions "Prospectus Summary - Distribution Reinvestment Plan" on page 17 of the Prospectus and "Summary of Distribution Reinvestment Plan - Investment of Distributions" on page 124 of the Prospectus to clarify that the board of directors of the Company will determine what constitutes "de minimus" amount of trading. The Company notes that it has not determined a level of trading that constitutes "de minimus" or more than "de minimus." As a result, at this time, it is not possible to determine a specific definition of such term in the context of amount of trading. The Company respectfully submits that the term is one of common usage and will be understood by investors.

9. PLEASE REVISE TO INCLUDE THE INFORMATION REQUIRED BY ITEM 101, 102, 103 AND 404 OF REGULATION S-K.

         RESPONSE: Respectfully, the Company submits that Item 101 of Regulation S-K is not applicable to a registration statement on Form S-11. Notwithstanding that fact, the Company submits that it has provided the disclosure contemplated by Item 101 of Regulation S-K to the extent it applies to the Company's business. The Company, a newly formed entity, has disclosed throughout the Prospectus information relating to its intended business.

         The Company notes supplementally that Item 102 of Regulation S-K requires, generally, that the Company disclose the location and general character of its principal plants, mines and other physical properties of the registrant and its subsidiaries. However, as disclosed under the caption "Questions and Answers About the Offering - Do you currently own any real estate properties" on page 3 of the Prospectus, the Company currently does not


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own any property, nor has it identified any properties that it will acquire with the proceeds of the offering.

         The Company notes supplementally that the Company has no material pending legal proceedings. In the event that the Company becomes involved in any material legal proceedings that are required to be disclosed pursuant to Item 103 of Regulation S-K, it will disclose such information.

         Further, the Company notes supplementally that it has complied with the requirements of Item 404 of Regulation S-K, which requires, in general, disclosure of certain relationships and transactions between the registrant or any of its subsidiaries with certain enumerated persons. The Company's disclosure is included under the following captions in the Prospectus:
"Prospectus Summary" beginning on page 8 of the Prospectus; "Risk Factors - Risks Related to Conflicts of Interest" beginning on page 23 of the Prospectus; "Management" beginning on page 47 of the Prospectus; "Management Compensation" beginning on page 60 of the Prospectus; "Conflicts of Interest" beginning on page 66 of the Prospectus; and elsewhere in the Prospectus.

PROSPECTUS COVER PAGE

10.      PLEASE REVISE THE COVER PAGE AS FOLLOWS:

         - [1] REMOVE THE REFERENCE TO COLE CAPITAL CORPORATION AT THE BOTTOM OF THE COVER PAGE;

         - [2] CONSIDER REVISING TO PRESENT THE RISK FACTORS IN A TWO-COLUMN FORMAT;

         - [3] REMOVE THE CROSS-REFERENCES TO "PLAN OF DISTRIBUTION" WHICH APPEAR IN THE SECOND PARAGRAPH AND BELOW THE TABLE;

         -        [4] OMIT THE SECOND AND THIRD SENTENCES TO THE INTRODUCTORY
                  PARAGRAPH;

         - [5] OMIT THE PARAGRAPH THAT BEGINS: "[T]HE USE OF PROJECTIONS..." IT DOES NOT APPEAR TO BE REQUIRED BY ITEM 501 OF REGULATION S-K. SIMILARLY, OMIT THE NOTES THAT APPEAR BELOW THE TABLE; AND

         - [6] MOVE THE LAST PARAGRAPH WHICH CONTAINS KEY INFORMATION ABOUT THE OFFERING TO THE TOP OF THE COVER PAGE, REVISE TO STATE THAT FUNDS WILL BE RETURNED "PROMPTLY" AND DISCUSS WHETHER YOU INTEND TO EXTEND THE OFFERING.

         RESPONSE: [1] The risk factor on the cover page to the Prospectus have been revised in response to the Staff's comment.

         [2] The risk factors on the cover page to the Prospectus have been revised in response to the Staff's comment.


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         [3] The disclosure on the cover page to the Prospectus has been revised in response to the Staff's comment.

         [4] The disclosure on the cover page to the Prospectus has been revised in response to the Staff's comment.

         [5] The Company respectfully submits that while Rule 501 of Regulation S-K does not require the information regarding use of the projections, the information contained in the referenced paragraph regarding the use of projections is factually true and it is important that the prospective investors understand the information. Additionally, the Company notes that Guide 5 provides that no forecasts are permitted and also requires that a statement to that effect be included on the cover of the prospectus. The Company further notes that the use of this language is customary in the real estate investment trust industry. As examples of use in the industry, the cover page for the Wells Real Estate Investment Trust II, Inc. Prospectus, dated as of November 25, 2003, the cover page for the Fidelity Dividend Capital, Inc. Prospectus, dated as of November 24, 2004, and the cover page for the Inland Western Retail Real Estate Investment Trust, Inc., dated as of December 21, 2004, contains a similar statement. For these reasons, the Company believes that the statement may be important to an investment decision, and is appropriate on the cover of the Prospectus. The Company has deleted the notes below the table in response to the Staff's comment.

         [6] The disclosure on the cover page to the Prospectus has been revised in response to the Staff's comment. Further, the Company, at this time, does not know whether it will extend the offering.

11. THE COVER PAGE RISK FACTORS SHOULD CONCISELY HIGHLIGHT THE MOST SIGNIFICANT ADVERSE EFFECTS RELATED TO THE OFFERING AND SHOULD BE QUANTIFIED TO THE EXTENT POSSIBLE. AT A MINIMUM THE COVER PAGE SHOULD INCLUDE A DISCUSSION OF THESE ADDITIONAL RISKS:

         - THAT YOU MAY MAKE DISTRIBUTIONS THAT INCLUDE A RETURN OF CAPITAL AND MAY NEED TO BORROW TO MAKE THESE DISTRIBUTIONS;

         -        THAT YOU MAY FAIL TO QUALIFY AS A REIT; AND

         - THAT YOUR OWNERSHIP LIMITATIONS LIMIT OWNERSHIP TO NO MORE THAN 9.8% OF YOUR OUTSTANDING STOCK.

         RESPONSE: The disclosure on the cover page to the Prospectus has been revised in response to the Staff's comments.

12.      BRIEFLY REVISE THE COVER PAGE RISK FACTORS AS FOLLOWS TO DESCRIBE:


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         -        BULLET 1: THAT NO PUBLIC MARKET MAY EVER EXIST,

         - BULLET 2: THAT INVESTORS WILL BE UNABLE TO EVALUATE THE ECONOMIC MERIT OF INVESTMENTS OR HOW THE PROCEEDS ARE TO BE INVESTED AND THERE MAY BE SUBSTANTIAL DELAY IN RECEIVING A RETURN ON INVESTMENT,

         - BULLET 6: THE SUBSTANTIAL CONFLICTS AMONG YOU, YOUR SPONSOR AND ADVISOR SUCH AS THE FACT THAT YOUR CEO AND CHAIRMAN WHO OWNS 100% OF THE ADVISOR, DEALER-MANAGER, PROPERTY MANAGER, THAT THE ADVISOR AND YOUR AFFILIATES MAY COMPETE WITH YOU AND ACQUIRE PROPERTIES EQUALLY SUITABLE TO YOUR INVESTMENT OBJECTIVES.

         RESPONSE: The disclosure on the cover page to the Prospectus has been revised in response to the Staff's comments.

13. THE RISK FACTORS HERE, IN THE SUMMARY AND IN THE RISK FACTORS SECTION, SHOULD BE PRESENTED IN ORDER OF MATERIALITY, WITH RISKS RELATING TO AN INVESTMENT IN COLE CREDIT PROPERTY II, INC. PRECEDING MORE GENERIC RISKS. FOR EXAMPLE, IT APPEARS THAT THE BLIND POOL NATURE OF THE OFFERING AND THE CONFLICTS OF INTEREST SHOULD BE PLACED AMONG THE TOP RISKS. FOR GUIDANCE PURPOSES, SEE SECURITIES ACT RELEASE 33-6900. PLEASE REVISE.

         RESPONSE: The disclosure of the risk factors on the cover of the Prospectus, under the caption "Prospectus Summary - Summary Risk Factors" on page 9 of the Prospectus and under the caption "Risk Factor" beginning on page 20 of the Prospectus, has been revised in response to the Staff's comment.

14. WE NOTE YOUR DISCLOSURE ON PAGE 130 CONCERNING SHARES PURCHASED BY AFFILIATES. PLEASE REVISE TO DISCLOSE THE NUMBER OF SHARES THAT MAY BE PURCHASED BY AFFILIATES AND SUPPLEMENTALLY TELL US WHETHER YOU WILL COUNT THESE PURCHASES TOWARD REACHING YOUR MINIMUM 250,000 SHARE OFFERING AMOUNT. IF SO, WE WILL HAVE FURTHER COMMENTS. FURTHER, DESCRIBE THE CONFLICTS OF INTEREST AND RISKS IN CONNECTION WITH THE PURCHASE OF SHARES IN THIS OFFERING BY AFFILIATES.

         RESPONSE: The Company, at this time, does not know the number of shares that may be purchased by affiliates, other than the 20,000 shares purchased by Cole Holdings Corporation in connection with our organization as disclosed under the caption "Prospectus Summary - Conflicts of Interest" on page 10 of the Prospectus. In the event any affiliate does purchase shares, the shares purchased will not be considered in determining the minimum offering of 250,000 shares. The Company has added disclosure under the caption "Plan of Distribution
- Shares Purchased by Affiliates" on page 133 of the Prospectus to state that shares purchased by affiliates will not be counted for purposes of determining the minimum


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MORRIS, MANNING & MARTIN, LLP

Securities and Exchange Commission
Page 12

offering. With respect to your request to include disclosure regarding conflicts of interest and risk factors in connection with the purchase of shares by affiliates, the Company respectfully submits that such purchases, if any, will not give rise to any material conflicts of interest or risks. The Company further submits that any such purchases would benefit other stockholders of the Company by further aligning the interest of the Company's affiliates with those of its stockholders generally.

15. REVISE THE LAST PARAGRAPH TO DISCLOSE WHETHER OR NOT POTENTIAL INVESTORS WILL RECEIVE INTEREST ON THEIR INVESTMENT WHILE FUNDS ARE HELD BY THE ESCROW AGENT.

         RESPONSE: The disclosure on the cover page to the Prospectus has been revised in response to the Staff's comments.

16. PLEASE REVISE YOUR DISCLOSURE TO CLARIFY AS STATED ON PAGE 58 THAT COLE CAPITAL CORPORATION IS A MEMBER OF THE NASD. FURTHER, IF COLE CAPITAL CORPORATION OR ANY OTHER AFFILIATED BROKER-DEALER INTENDS TO BE A MARKET-MAKER WITH RESPECT TO THE SECURITIES BEING REGISTERED, SUCH MARKET-MAKING ACTIVITIES REQUIRE REGISTRATION BECAUSE OF THE UNAVAILABILITY OF THE SECTION 4(3) EXEMPTION TO AN AFFILIATE. REGISTRATION CAN BE ACCOMPLISHED BY REFERENCING THE MARKET-MAKING TRANSACTIONS ON THE COVER PAGE OF THE REGISTRATION STATEMENT AND INCLUDING THE APPROPRIATE DISCLOSURE CONCERNING THE POSSIBILITY OF SUCH ACTIVITIES IN THE PROSPECTUS. THE BROKER-DEALER WOULD HAVE CONTINUING PROSPECTUS DELIVERY REQUIREMENTS.

         RESPONSE: The disclosure on the cover page to the Prospectus has been revised in response to the Staff's comments. Further, neither Cole Capital Corporation nor any other affiliated broker-dealer intends to be a market-maker with respect to the securities being registered.

17. PLEASE REVISE TO DISCLOSE THE TRANSFER AGENT AND TELL US WHETHER IT IS A REGISTERED TRANSFER AGENT.

         RESPONSE: The Company has not yet retained a transfer agent. When it does retain a transfer agent, the Company will inform the Staff whether such transfer agent is a registered transfer agent.

SUITABILITY STANDARDS, PAGE 1

18. PLEASE REVISE SO THAT THE SUITABILITY STANDARDS APPEAR IMMEDIATELY AFTER THE COVER PAGE. REFER TO ITEM 2. OF GUIDE 5. INCLUDE ANY STATE SUITABILITY STANDARDS.

MORRIS, MANNING & MARTIN, LLP

Securities and Exchange Commission
Page 13

         RESPONSE: The location of the disclosure under the caption "Suitability Standards" has been revised so that it appears immediately after the cover page.

QUESTIONS AND ANSWERS ABOUT THIS OFFERING, PAGE 1

19. THE Q&A AND SUMMARY SECTIONS AS WRITTEN ARE LENGTHY AND DO NOT PROVIDE INVESTORS WITH A CLEAR, CONCISE AND COHERENT "SNAPSHOT" DESCRIPTION OF THE MOST SIGNIFICANT ASPECTS OF THE OFFERING. PLEASE REVISE THESE TWO SECTIONS TO PROVIDE A BRIEF OVERVIEW OF ONLY THE MOST SALIENT ASPECTS OF THE TRANSACTION DELETING ANY DUPLICATIVE DISCLOSURE. FOR GUIDANCE, REFER TO ITEM 503(a) OF REGULATION S-K AND PART IV.C. OF SECURITIES ACT RELEASE NO. 33-7497.

         RESPONSE: The disclosure under the captions "Questions and Answers About This Offering" and "Prospectus Summary" beginning on page 1 and page 8, respectively, of the Prospectus has been revised in response to the Staff's Comment.

Q: ARE THERE ANY RISKS INVOLVED IN AN INVESTMENT IN OUR SHARES?, PAGE 2

20. PLEASE REVISE THE SUMMARY RISK FACTORS TO DISCLOSE THAT YOUR BOARD OF DIRECTORS HAS THE AUTHORITY TO DESIGNATE AND ISSUE ONE OR MORE CLASSES OR SERIES OF PREFERRED STOCK WITHOUT SHAREHOLDER APPROVAL THAT INCLUDE SUPERIOR RIGHTS AND PRIVILEGES, WHICH COULD INCLUDE SUPERIOR DIVIDEND RIGHTS IN SUCH A MANNER THAT NONE OF YOUR REIT COMMON SHAREHOLDERS WOULD RECEIVE ANY DISTRIBUTIONS. WE NOTE YOUR DISCLOSURE REGARDING PREFERENCES AND RIGHTS AS TO DIVIDENDS FOR HOLDERS OF PREFERRED STOCK AS DESCRIBED IN YOUR "DESCRIPTION OF SHARES" SECTION ON PAGE 112.

         RESPONSE: The disclosure under the caption "Prospectus Summary -- Summary Risk Factors" on page 9 of the Prospectus has been revised in response to the Staff's comment.

Q: WHAT STEPS DO YOU TAKE TO MAKE SURE YOU INVEST IN ENVIRONMENTALLY COMPLIANT PROPERTY?, PAGE 5

21. PLEASE REVISE HERE AND ON PAGE 76 TO DISCLOSE THAT PHASE I ENVIRONMENTAL ASSESSMENTS DO NOT REVEAL ALL ENVIRONMENTAL HAZARDS.

         RESPONSE: The disclosure under each of the captions "Questions and Answers About the Offering -- What steps do you take to make sure you invest in environmentally compliant property" on page 5 of the Prospectus, and "Investment Objectives and Policies - Acquisition and Investment Policies - Conditions to Closing our Acquisitions" on page 76 of the Prospectus, has been revised in response to the Staff's comment.

MORRIS, MANNING & MARTIN, LLP

Securities and Exchange Commission
Page 14

Q: IF I BUY SHARES, WILL I RECEIVE DIVIDENDS AND HOW OFTEN?, PAGE 6

22. [1] PLEASE MODIFY YOUR "DIVIDEND POLICY" DISCLOSURE TO REFER TO DIVIDENDS AS "DISTRIBUTIONS" OR A "DISTRIBUTIONS POLICY" SECTION. [2] FURTHER, PLEASE PRECISELY ADDRESS YOUR PLAN AND TIMING FOR DISTRIBUTIONS FOR THE REGISTRANT'S SHAREHOLDERS. SPECIFICALLY, DISCLOSE THE ESTIMATED TIME FROM THE CLOSING DATE RATHER THAN AFTER COMMENCEMENT OF OPERATIONS THAT AN INVESTOR MIGHT HAVE TO WAIT TO RECEIVE DISTRIBUTIONS. REFER TO ITEM 3.A.(IV) OF GUIDE 5. [3] ALSO, THROUGHOUT YOUR DISCLOSURE INCLUDING PAGE 18 AND 116 WHERE YOU DISCLOSE THAT IF YOU FAIL TO MAKE DISTRIBUTIONS YOU WILL NOT BE ABLE TO QUALIFY AS A REIT, DISCUSS YOUR POLICY OF BORROWING, ISSUING ADDITIONAL SECURITIES OR SELLING ASSETS TO MAKE SUCH DISTRIBUTIONS, HOW THESE BORROWINGS MAY DECREASE CASH AVAILABLE AND HOW THESE MAY CONSTITUTE A RETURN OF CAPITAL. [4] FURTHER, CLARIFY WHY YOU BELIEVE YOU WILL ONLY NEED TO BORROW DUE TO TIMING DIFFERENCES. REFER TO ITEM 3.A.(IV) OF GUIDE 5.

         RESPONSE: [1] The disclosure under the captions "Questions and Answers About the Offering - If I buy shares, will I receive distributions and how often?" and "Prospectus Summary - Distribution Policy" on page 4 and page 16, respectively, of the Prospectus has been revised in response to the Staff's comment.

         [2] The disclosure under the captions "Questions and Answers About the Offering - If I buy shares, will I receive distributions and how often?," "Prospectus Summary - Distribution Policy" and "Description of Shares - Distribution Policy" on page 4, page 16 and page 118, respectively, of the Prospectus has been revised in response to the Staff's comment.

         [3] The disclosure under the captions "Prospectus Summary -- Distribution Policy" and "Description of Shares -- Distribution Policy" on page 16 of the Prospectus has been revised in response to the Staff's comment.

         [4] The disclosure under the caption "Description of Shares -- Distribution Policy" on page 118 of the Prospectus has been revised in response to the Staff's comment.

Q: HOW LONG WILL THIS OFFERING LAST?, PAGE 7

23. PLEASE REVISE TO CLARIFY, HERE AND ELSEWHERE, WHAT YOU MEAN BY "RENEWING THE REGISTRATION STATEMENT."

         RESPONSE: The disclosure under the captions "Prospectus Summary - The Offering," "Summary of Distribution Reinvestment Plan - Election to Participate or Terminate Participation" and "Plan of Distribution -- The Offering" on page 13, page 125 and page 131

MORRIS, MANNING & MARTIN, LLP

Securities and Exchange Commission
Page 15

of the Prospectus, has been revised in response to the Staff's comment. The disclosure under the caption "Questions and Answers About the Offering - How long will this offering last?" has been deleted in response to the Staff's comment Number 19 set forth above.

PROSPECTUS SUMMARY

ESTIMATED USE OF PROCEEDS OF OFFERING, PAGE 12

24.      PLEASE REVISE TO INCLUDE A TABULAR SUMMARY. REFER TO ITEM 3.B. OF GUIDE
         5.

         RESPONSE: The disclosure under the caption "Prospectus Summary - Estimated Use of Proceeds of Offering " on page 10 of the Prospectus has been revised in response to the Staff's comment.

ORGANIZATIONAL CHART, PAGE 14

25. PLEASE REVISE THE ORGANIZATION CHART ON PAGE 14 TO REFLECT THE OWNERSHIP PERCENTAGES OF EACH ENTITY ON BOTH AN ECONOMIC AND VOTING BASIS, IF THEY DIFFER, IN THE TABLE RATHER THAN BY FOOTNOTE OTHER THAN FOOTNOTE (1). CONSIDER INCLUDING A BOX TO REPRESENT THE PUBLIC INVESTORS WHO WILL ACQUIRE THE REGISTERED SHARES. PLEASE ALSO REVISE TO INCLUDE AN ORGANIZATIONAL CHART UNDER CONFLICTS OF INTEREST ON PAGE 66. REFER TO ITEM 5.B. OF GUIDE 5. PLEASE ALSO DESCRIBE THE BUSINESS RELATIONSHIPS THAT COLE II MAY HAVE WITH EACH ENTITY.

         RESPONSE: The disclosure in the organization chart on page 12 of the Prospectus has been revised in response to the Staff's comment. The disclosure under the caption "Conflicts of Interest" beginning on page 66 of the Prospectus has been revised in response to the Staff's comment.

COMPENSATION TO COLE ADVISORS II AND ITS AFFILIATES, PAGE 16

26.      PLEASE REVISE, HERE AND ON PAGES 60-64, AS FOLLOWS:

         -        PLEASE REVISE TO CLARIFY WHO RECEIVES EACH FEE OR PAYMENT;

         - FOR EACH FEE THAT IS NOT DETERMINABLE AT THIS TIME, PLEASE REVISE TO STATE WHETHER THERE ARE ANY LIMITATIONS OR CAPS ON THESE PAYMENTS;

         - FOR FEES IN WHICH YOU DISCLOSE THE CAPS AS "UP TO" A CERTAIN PERCENTAGE, PLEASE ALSO REVISE TO DESCRIBE HOW THE FEE WILL BE CALCULATED; AND

         - REGARDING THE PROPERTY MANAGEMENT FEE, PLEASE DESCRIBE HOW YOU WILL DETERMINE MARKET-BASED LEASING COMMISSIONS AND WHETHER FEES ARE SIMILAR TO AMOUNTS PAID TO NONAFFILIATES.

MORRIS, MANNING & MARTIN, LLP

Securities and Exchange Commission
Page 16

         RESPONSE: The disclosure under the captions "Prospectus Summary - Compensation to Cole Advisors II and its Affiliates" and "Management Compensation" beginning on page 14 and page 60, respectively, of the Prospectus, has been revised in response to the Staff's comment.

27. PLEASE REVISE YOUR COMPENSATION TABLE HERE AND ON PAGES 60-62 TO ADD A COLUMN TO INCLUDE PAYMENTS BASED ON BOTH A MINIMUM OFFERING AND MAXIMUM AGGREGATE OFFERING AMOUNT BASIS.

         RESPONSE: The disclosure under the captions "Prospectus Summary - Compensation to Cole Advisors II Credit Affiliates" and "Management Compensation" beginning on page 14 and page 60, respectively, of the Prospectus, has been revised in response to the Staff's comment.

28. PLEASE DESCRIBE WHETHER THE ADVISOR, DEALER MANAGER OR ANY AFFILIATES WILL BE PAID IN CASH OR MAY RECEIVE PROPERTY AND/OR OP UNITS AND/OR COLE REIT II SHARES FOR THESE SERVICES. FURTHER, IF THIS IS YOUR POLICY TO ALLOW PAYMENT VIA NON-CASH COMPENSATION, PLEASE STATE WHETHER SALES OF THESE SECURITIES WILL BE RESTRICTED, AND IF SO, FOR HOW LONG.

         RESPONSE: The disclosure under the caption "Management Compensation" beginning on page 60 of the Prospectus has been revised in response to the Staff's comment.

29. WE NOTE YOUR DISCLOSURE ON PAGE 18 AND 62 THAT AFTER STOCKHOLDERS RECEIVE A 7.0% ANNUAL CUMULATIVE, NON-COMPOUNDED RETURN, YOUR ADVISOR WILL RECEIVE A 15% INCENTIVE DISTRIBUTION IN THE FORM OF NET SALE PROCEEDS OR FEE. THIS DISCLOSURE MAY APPEAR TO BE PROJECTING A 7% RETURN FOR INVESTORS. PLEASE REVISE TO CLARIFY THAT YOU CANNOT ASSURE INVESTORS OF THIS 7% RETURN AND THAT YOU HAVE DISCLOSED THE RETURN SOLELY AS A MEASURE FOR YOUR ADVISOR'S INCENTIVE COMPENSATION.

         RESPONSE: The disclosure under the captions "Prospectus Summary - Compensation to Cole Advisors II and its Affiliates" on page 14 of the Prospectus and "Management Compensation" on page 60 of the Prospectus has been revised in response to the Staff's comment.

LISTING, PAGE 18

30. WE NOTE YOUR DISCLOSURE THROUGHOUT CONVEYING THAT YOU DO NOT PRESENTLY INTEND TO APPLY FOR LISTING ON A STOCK EXCHANGE OR QUOTATION ON THE NASDAQ. PLEASE REVISE TO PROVIDE BALANCING DISCLOSURE AS TO YOUR PRESENT INTENT, IF TRUE, NOT TO

MORRIS, MANNING & MARTIN, LLP

Securities and Exchange Commission
Page 17

         APPLY FOR LISTING, AND THAT IN THE FUTURE, THERE MAY BE NO PUBLIC MARKET FOR SHARES OF YOUR COMMON STOCK.

         RESPONSE: The disclosure under the captions "Prospectus Summary - Listing" on page 17 of the Prospectus, "Management Compensation - Determination of Amount - Subordinated Incentive Listing Fee" on page 61 of the Prospectus, "Investment Objectives and Policies - General" on page 72 of the Prospectus, "Summary of Distribution Reinvestment Plan - Election to Participate or Terminate Participation" on page 125 of the Prospectus, has been revised in response to the Staff's comment.

SHARE REDEMPTION PROGRAM, PAGE 19

31. SUPPLEMENTALLY EXPLAIN WHAT IMPACT, IF ANY, YOUR SHARE REDEMPTION PROGRAM WILL HAVE ON YOUR ACCOUNTING FOR THE SHARES TO BE ISSUED IN THIS OFFERING. TELL US HOW YOU CONSIDERED SFAS 150 IN YOUR DETERMINATION OF THE APPROPRIATE ACCOUNTING TREATMENT FOR SUCH SHARES OR TELL US THE SPECIFIC ACCOUNTING LITERATURE YOU APPLIED.

RESPONSE: The Company has considered the impact the share redemption program will have on its accounting for shares to be issued in this offering. In particular, it has considered the impact of Statement of Financial Accounting Standards No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" ("SFAS 150") and EITF D-98 "Classification and Measurement of Redeemable Securities" ("EITF D-98") in the determination of the appropriate accounting treatment for such shares. The Company submits that under SFAS 150 the shares issued in this offering should continue to be classified as equity, and should not be reclassified as a liability on its balance sheet and under EITF D-98 certain amounts may be recorded as temporary equity.

         SFAS 150 requires an issuer to classify certain instruments as liabilities (or assets in some circumstances), including instruments that had been previously classified as equity and has identified three instruments that are required to be classified as liabilities. Of the three, the Company submits that the following instrument, as defined in SFAS 150, should be considered to determine if it relates to the Company's shares: "A financial instrument issued in the form of shares that is mandatorily redeemable that embodies an unconditional obligation requiring the issuer to redeem it by transferring its assets at a specified or determinable date (or dates) or upon an event that is certain to occur." Applying this guidance, the Company submits that the obligations under the share redemption program are conditional because the share redemption program does not require the Company to redeem the shares at any specified or determinable date or upon any event that is certain to occur. The share redemption program allows stockholder's to request to have their shares redeemed

MORRIS, MANNING & MARTIN, LLP

Securities and Exchange Commission
Page 18

by the Company, subject to certain holding periods. However, it is not known for certain whether any stockholder will exercise the redemption provision, and if such holder does exercise the redemption provision it is not known how many shares the holder will request for redemption.

         EITF D-98 requires certain equity instruments that are redeemable for cash to be classified outside of permanent equity. The scope section of EITF D-98 states the following: "Rule 5-02.28 of Regulation S-X requires preferred securities that are redeemable for cash or other assets to be classified outside of permanent equity if they are redeemable (1) at a fixed or determinable price on a fixed or determinable date, (2) at the option of the holder, or (3) upon the occurrence of an event that is not solely within the control of the issuer. Although the rule specifically describes and discusses preferred securities, the SEC staff believes that Rule 5-02.28 of Regulation S-X also provides analogous guidance for other equity instruments."

         The Company submits that the shares issued in this offering and the share redemption program fall within the scope of EITF D-98 because they are subject to redemption at the option of the holder. The share redemption program, and the disclosure of the terms in the Prospectus, each has been revised to limit the funding for the redemption of shares, including those to be redeemed upon death or disability, to come exclusively from the net proceeds the Company receives from the sale of shares under its distribution reinvestment program.

         Accordingly, the Company will account for shares issued under the offering by crediting common stock for the par value of the shares and additional paid in capital for the amounts in excess of par. If any shares are issued under the distribution reinvestment program they will be accounted for by crediting common stock for the par value of the shares and additional paid in capital for the amounts in excess of par. Concurrently, the Company will debit redeemable common stock, a permanent equity account, and credit redeemable common stock, a temporary equity account, for the amount of the net proceeds received from the issuance of the distribution reinvestment shares. The Company submits that the amount recorded as temporary equity should be limited to the funds available for redemption of shares, which is limited to the net proceeds from the issuance of shares under the distribution reinvestment program.

RISK FACTORS, PAGE 21

32. WE NOTE THAT ON PAGE 81 YOU STATE THAT YOU MAY PARTICIPATE IN A TENANT-IN-COMMON PROGRAM TO OBTAIN FAVORABLE TAX TREATMENT UNDER
         SECTION 1031. PLEASE REVISE TO DISCUSS THE RISKS ASSOCIATED WITH
         SECTION 1031 TENANT-IN-COMMON TRANSACTIONS.

MORRIS, MANNING & MARTIN, LLP

Securities and Exchange Commission
Page 19

                  RESPONSE: The disclosure under the caption "Risk Factors - Risks Associated with Section 1031 Exchange Transactions and Tenant-in-Common Investments" beginning on page 40 of the Prospectus has been revised in response to the Staff's comment. The Company notes that it will not participate as a "Section 1031 Participant" but rather, may provide accommodation and support to such transactions as disclosed in the Prospectus.

RISKS RELATED TO AN INVESTMENT IN COLE REIT II, PAGE 21

33. FOR EACH RISK REGARDING PROPERTY ACQUISITION, SUCH AS THE SECOND RISK FACTOR ON PAGE 21, PLEASE CLARIFY THAT YOU DO NOT CURRENTLY OWN ANY PROPERTIES OR HAVE ANY OPERATIONS, FINANCING OR INVESTMENTS.

                  RESPONSE: The disclosure under the captions "Risk Factors - Risks Related to an investment in Cole REIT II - We have no prior operating history or established financing sources, and the prior performance of real estate investment programs sponsored by affiliates of our advisor may not be an indication of our future results" on page 20 of the Prospectus, "Risk Factors - Risks Related to on Investment in Cole REIT II - Because this is a blind pool offering, you will not have the opportunity to evaluate our investments before we make them, which makes an investment in us more speculative" on page 20 of the Prospectus, and "Risk Factors - Risks Related to on Investment in Cole REIT II - If we, through Cole Advisors II, are unable to find suitable investments, then we may not be able to achieve our investment objectives or pay dividends" on page 21 of the Prospectus, has been revised in response to the Staff's comment.

COLE ADVISORS WILL FACE CONFLICTS OF INTEREST RELATING TO JOINT VENTURES, WHICH COULD RESULT IN A DISPROPORTIONATE BENEFIT TO THE OTHER VENTURE PARTNERS AT OUR EXPENSE, PAGE 25

34. PLEASE REVISE, HERE AND ON PAGES 5 AND 76, TO DISCUSS THE RISK THAT YOU MAY HAVE LIABILITIES THAT EXCEED THE PERCENTAGE OF YOUR INVESTMENT IN THE JOINT VENTURE AND THAT YOU MAY BE BOUND BY THE DECISIONS OF YOUR CO-VENTURER.

         RESPONSE: The disclosure under the caption "Risk Factors -- Risks Related to Conflicts of Interest -- Cole Advisors II will face conflicts of interest relating to joint ventures, which could result in a disproportionate benefit to the other venture partners at our expense" on page 24 of the Prospectus has been revised in response to the Staff's comment.

         The disclosure under the question captioned "Will you acquire properties in joint ventures?" on page 3 of the Prospectus has been revised in response to the Staff's comment.

MORRIS, MANNING & MARTIN, LLP

Securities and Exchange Commission
Page 20

         The disclosure under the question "Investment Objectives and Policies - Joint Venture Investments" beginning on page 77 of the Prospectus has been revised in response to the Staff's comment.

IF WE ARE REQUIRED TO REGISTER AS AN INVESTMENT COMPANY UNDER THE INVESTMENT COMPANY ACT, WE COULD NOT CONTINUE OUR BUSINESS, WHICH MAY SIGNIFICANTLY REDUCE THE VALUE OF YOUR INVESTMENT, PAGE 28

35. WE NOTE YOUR DISCLOSURE ON PAGES 74-81 LISTING INVESTMENTS OTHER THAN SINGLE TENANT COMMERCIAL REAL ESTATE IN WHICH YOU MAY INVEST, SUCH AS CERTAIN TYPES OF SECOND AND THIRD MORTGAGE LOANS, JOINT VENTURES, WRAPAROUND LOANS, AND PARTICIPATIONS. BASED ON YOUR SELECTION OF INVESTMENTS, PLEASE REVISE YOUR RISK FACTOR DISCLOSURE TO DESCRIBE WHETHER THE INVESTMENT COMPANY ACT MAY LIMIT THE AMOUNT OF THESE ASSETS THAT YOU MAY ACQUIRE. PLEASE REVISE TO INCLUDE SPECIFIC DISCLOSURE NAMING YOUR SPECIFIC EXCEPTION FROM REGISTRATION UNDER THE INVESTMENT COMPANY ACT AND THE PERCENTAGE LIMITATIONS YOU MAY NEED TO MONITOR IN ORDER TO MAINTAIN SUCH AN EXCEPTION.

         RESPONSE: The disclosure under the caption "Risk Factors - Risks Related to This Offering and Our Corporate Structure - If we are required to register as an investment company under the Investment Company Act, we could not continue our business, which may significantly reduce the value of your investment" beginning on page 27 of the Prospectus has been revised in response to the Staff's comment.

FEDERAL INCOME TAX RISKS

FAILURE TO QUALIFY AS A REIT WOULD ADVERSELY AFFECT OUR OPERATIONS AND OUR ABILITY TO MAKE DISTRIBUTIONS, PAGE 42

36. PLEASE REVISE TO STATE THAT YOU DO NOT INTEND TO APPLY FOR AN IRS RULING, IF TRUE.

         RESPONSE: The disclosure under the caption "Risk Factors - Federal Income Tax Risks - Failure to qualify as a REIT would adversely affect our operations and our ability to make distributions" on page 42 of the Prospectus has been revised in response to the Staff's comment.

ESTIMATED USE OF PROCEEDS, PAGE 45

37. SUPPLEMENTALLY, PLEASE TELL US WHY YOU INCLUDED THE LOWER-END RANGE ESTIMATE FOR ACQUISITION AND ADVISORY FEES AT 1.8% AND ACQUISITION EXPENSES AT 0.5% WHEN

MORRIS, MANNING & MARTIN, LLP

Securities and Exchange Commission
Page 21

         YOUR FOOTNOTE DISCLOSURE INCLUDED THESE FEES REACHING PERCENTAGES OF UP TO 2.0% AND 6.0%, RESPECTIVELY.

         RESPONSE: As disclosed in footnote (6) under the caption "Estimated Use of Proceeds" on page 46 of the Prospectus, as well as under the captions "Prospectus Summary - Compensation to Cole Advisors II and its Affiliates" on page 14 of the Prospectus and "Management Compensation" beginning on page 60 of the Prospectus, the acquisition and advisory fees will not exceed 2.0% of the contract price of each property acquired, not 2.0% of the gross proceeds of the offering. Based on the Company's estimate for proceeds from the offering that will be available for investment in properties the acquisition and advisory fees will be approximately $42,805 in a minimum offering and $8,770,475 in a maximum offering, which in each case represents 1.8% of the gross offering proceeds.

         The Company notes that while acquisition expenses are not subject to a cap of 0.5% of average invested assets, the Company submits that such percentage is a reasonable estimate of the expenses that will be incurred. Pursuant to the Company's charter, the total amount of all acquisition expenses plus all acquisition fees payable with respect to a particular property may not exceed 6.0% of the contract purchase price of that property. As disclosed in footnote
(7) under the caption "Management Compensation" on page 65 of the Prospectus, the Company assumes that its aggregate acquisition expenses will be 0.5% of average invested assets, but that such expenses may be at a higher percentage with respect to a particular acquisition. The Company has included the disclosure regarding the 6.0% limit from its charter in order to clarify that the acquisition expenses plus acquisition fees payable with respect to a particular property will not exceed 6.0% of the contract purchase price of that property.

38. WE NOTE YOUR DISCLOSURE IN FOOTNOTE (8) STATING THAT YOU DO NOT INTEND TO MAINTAIN WORKING CAPITAL RESERVES. THEREFORE, PLEASE REVISE THE WORKING CAPITAL RESERVE LINE ITEM IN THE TABLE TO DESIGNATE $0 AND 0% RATHER THAN "-."

         RESPONSE: The disclosure in footnote (8) under the caption "Estimated Use of Proceeds" beginning on page 46 of the Prospectus has been revised in response to the Staff's comment.

MANAGEMENT

GENERAL, PAGE 47

39. IN CONNECTION WITH PARAGRAPH 3, YOU DESCRIBE THE LENGTH OF TERMS FOR YOUR DIRECTORS. PLEASE REVISE TO DISCLOSE THE TERM OF DURATION FOR YOUR EXECUTIVE OFFICERS.

MORRIS, MANNING & MARTIN, LLP

Securities and Exchange Commission
Page 22

         RESPONSE: The disclosure under the caption "Management - Executive Officers and Directors" on page 49 of the Prospectus has been revised in response to the Staff's comment.

COMMITTEES OF THE BOARD OF DIRECTORS, PAGE 48

40. WHERE APPROPRIATE, PLEASE DESIGNATE THOSE MEMBERS OF YOUR COMPENSATION AND AUDIT COMMITTEES. WE NOTE THAT IT APPEARS YOUR AUDIT COMMITTEE MAY CONSIST OF TWO INDEPENDENT DIRECTORS. IF SO, PLEASE REVISE TO STATE YOUR POLICY SHOULD THERE BE A TIE-VOTE OF THE AUDIT COMMITTEE BETWEEN THE TWO DESIGNATED INDEPENDENT DIRECTORS.

         RESPONSE: The Company, at this time, has not designated members of its board of directors to its compensation committee or audit committee and does not expect to do so until it has elected its independent directors. It will disclose such designations after they are made. However, the Company currently anticipates that it will have three independent directors, each of whom will serve on the compensation committee and audit committee. The disclosure under the caption "Management - Audit Committee" beginning on page 48 of the Prospectus has been revised in response to the Staff's comment by disclosing that the audit committee of the Company's board of directors will be comprised of three members, each of whom will be an independent director.

EXECUTIVE OFFICERS AND DIRECTORS, PAGE 49

41. PLEASE REVISE THE BUSINESS EXPERIENCE SUMMARY OF MR. BLAIR KOBLENZ TO DESCRIBE THE BUSINESS OF COLE EQUITIES AND CHC PARTNERS AND THE DATE OF FORMATION FOR COLE REIT I.

         RESPONSE: The disclosure under the caption "Management - Executive Officers and Directors" beginning on page 49 of the Prospectus has been revised in response to the Staff's comment.

COMPENSATION OF DIRECTORS, PAGE 50

42. PLEASE REVISE TO INCLUDE A SUMMARY COMPENSATION TABLE UPDATED AS OF DECEMBER 31, 2004.

         RESPONSE: The Company has disclosed under the caption "Management - Compensation of Directors" on page 50 of the Prospectus the compensation to be paid to its directors. The Company also has revised the disclosure under that caption to clarify that it has not paid any compensation to date. The Company submits that tabular disclosure is not appropriate because it has not yet paid any compensation to its directors.


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THE ADVISOR, PAGE 55

THE ADVISORY AGREEMENT, PAGES 56-57

43. WE NOTE THE ELEVENTH AND THIRTEENTH BULLET POINTS ON PAGE 57 SPECIFYING THAT YOUR ADVISOR WILL PREPARE ALL REPORTS TO STOCKHOLDERS, OTHER INVESTORS AND THOSE REQUIRED BY THE SECURITIES AND EXCHANGE COMMISSION. PLEASE CONFIRM THAT YOUR DESIGNATED PRINCIPAL EXECUTIVE AND FINANCIAL OFFICERS WILL PARTICIPATE IN THE PREPARATION AND REVIEW OF THESE REPORTS.

         RESPONSE: The Company confirms that its designated principal executive officer and principal financial officer will participate in the preparation and review of all reports to stockholders, other investors and those required by the Commission.

44. WE NOTE YOUR DISCLOSURE THAT THE ADVISOR HAS INFORMED YOU THAT WHILE IT EXPECTS TO ENGAGE IN OTHER BUSINESS VENTURES AND NOT DEDICATE ITS RESOURCES EXCLUSIVELY TO YOUR BUSINESS, IT WILL DEVOTE SUFFICIENT RESOURCES TO DISCHARGE ITS OBLIGATIONS. PLEASE DISCLOSE YOUR ADVISOR'S CURRENT NUMBER OF FULL-TIME AND PART-TIME EMPLOYEES.

         RESPONSE: The disclosure under the caption "Management - The Advisory Agreement" beginning on page 56 of the Prospectus, has been revised in response to the Staff's comment.

INVESTMENT OBJECTIVE AND POLICIES, PAGE 71

45. PLEASE DESCRIBE YOUR POLICY WITH RESPECT TO ISSUING SENIOR SECURITIES AND OFFERING SECURITIES IN EXCHANGE FOR PROPERTY. REFER TO ITEM 12(a) AND (g) OF FORM S-11.

         RESPONSE: The disclosure under the caption "Investment Objectives and Policies - Other Policies" beginning on page 85 of the Prospectus has been added in response to the Staff's comment.

ACQUISITION AND INVESTMENT POLICIES, PAGE 71

46. PLEASE REVISE TO QUANTIFY ANY CRITERIA THAT WILL BE USED IN EVALUATING PROPERTIES. WE NOTE YOUR LIST OF CLOSING CONDITIONS ON PAGE 75.

         RESPONSE: The Company submits that the disclosure under the caption "Investment Objectives and Policies -- Acquisition and Investment Policies - Investment Decisions" beginning on page 75 of the Prospectus includes the criteria that the Company will use in


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evaluating properties. The Company does not assign a specific percentage or weight to, or otherwise assign a quantity to, any factor for investment decisions in general, and, therefore, the Company is unable to quantify the factors. The Company has revised the disclosure under the referenced caption to clarify this point.

OTHER POSSIBLE INVESTMENTS, PAGE 74

47. PLEASE DISCUSS WHETHER YOU WILL INVEST IN PERSONS ENGAGED IN REAL ESTATE ACTIVITIES. FOR GUIDANCE, REFER TO ITEM 13(c) OF FORM S-11.

         RESPONSE: The disclosure under the captions "Investment Objectives - Acquisitions and Investment Policies - Types of Investments" on page 72 of the Prospectus and "Investment Objectives and Policies - Other Possible Investments" on page 75 of the Prospectus has been revised in response to the Staff's comment.

INVESTMENT DECISIONS, PAGE 74

48. WE NOTE THE LIST OF FACTORS THAT YOUR ADVISOR WILL CONSIDER. PLEASE REVISE TO QUANTIFY THE CRITERIA TO BE USED IN EVALUATING LEASES. SIMILARLY, PLEASE REVISE TO QUANTIFY THE CRITERIA THAT WILL BE USED IN EVALUATING MORTGAGE LOANS, AS DISCUSSED ON PAGES 78-79.

         RESPONSE: The Company notes that it does not assign a specific percentage or weight to, or otherwise assign a quantity to any factor for investment decisions in general, and therefore, the Company is unable to quantify the factors. The disclosure under the captions "Investment Objectives and Policies - Acquisition and Investment Policies - Investment Decisions" and "Investment Objectives - Making Loans and Investments in Mortgages" beginning on page 75 and page 79, respectively, of the Prospectus has been revised to clarify this point.

TENANT-IN-COMMON PROGRAM, PAGE 81

49. SUPPLEMENTALLY, PLEASE TELL US THE EXEMPTION FROM REGISTRATION THAT A COLE EXCHANGE LLC WILL RELY UPON FOR THE PRIVATE PLACEMENT OF TENANT-IN-COMMON INTERESTS.

         RESPONSE: Each Cole Exchange Entity will sell tenant-in-common interests exclusively to "accredited investors" as such term is defined in Rule 501 of Regulation D promulgated under the Securities Act of 1933. Further, such sales are made in reliance upon Rule 506 of Regulation D and the exemption from registration provided by Section 4(2) of the Securities Act of 1933.


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PLAN OF OPERATION, PAGE 85

50. REVISE TO ELIMINATE REFERENCES TO PSLRA OF 1995. AS AN IPO, YOU ARE INELIGIBLE TO INVOKE THE SAFE HARBORS PROVIDED EITHER BY SECTION 21E OF THE SECURITIES ACT OR 27A OF THE EXCHANGE ACT.

         RESPONSE: The disclosure under the caption "Plan of Operation" on page 85 of the Prospectus has been revised in response to the Staff's comment.

LIQUIDITY AND CAPITAL RESOURCES, PAGE 86

51. PLEASE REVISE TO SPECIFICALLY ADDRESS YOUR LIQUIDITY NEEDS ON BOTH A SHORT-TERM AND LONG-TERM BASIS.

         RESPONSE: The disclosure under the caption "Plan of Operation -- Liquidity and Capital Resources" beginning on page 87 of the Prospectus has been revised in response to the Staff's comment.

52. PLEASE REVISE THE THIRD FULL PARAGRAPH OF THIS SECTION TO CLARIFY THAT YOU DO NOT CURRENTLY HAVE A CREDIT FACILITY OR OTHER THIRD PARTY SOURCE OF LIQUIDITY. TO THE EXTENT YOU ARE UNABLE TO SECURE A FACILITY, CONSIDER DISCLOSING WHETHER YOU WILL BE DEPENDENT UPON THIS OFFERING ALONE AND FUTURE INCOME FROM OPERATIONS IN ORDER TO MEET YOUR LONG-TERM LIQUIDITY NEEDS.

         RESPONSE: The disclosure under the caption "Plan of Operation - Liquidity and Capital Resources" beginning on page 87 of the Prospectus has been revised in response to the Staff's comment.

PRIOR PERFORMANCE SUMMARY

PRIOR INVESTMENT PROGRAMS, PAGE 87

53. WHEN PRACTICAL, PLEASE REVISE TO UPDATE YOUR PRIOR PERFORMANCE DISCLOSURE AS OF DECEMBER 31, 2004.

         RESPONSE: The Company will revise the disclosure under the caption "Prior Performance Summary - Prior Investment Programs" in a subsequent amendment to the Registration Statement.

54. PLEASE REVISE TO NAME THE SUBSIDIARY OF COLE CAPITAL ADVISORS NAMED THREE TIMES ON PAGE 88.


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         RESPONSE: The disclosure under the caption "Prior Performance Summary -
Summary Information" beginning on page 89 of the Prospectus has been revised in response to the Staff's comment.

55. REVISE THE FIRST PARAGRAPH TO DEFINE INVESTMENT GRADE TENANTS CLARIFYING WHETHER YOU WILL APPLY THE SAME STANDARD OF INVESTMENT GRADE TO THE PRESENT OFFERING.

         RESPONSE: The disclosure under the caption "Questions and Answers - What are 'investment grade' tenants?" has been added to page 2 of the Prospectus and the disclosure under the captions "Prospectus Summary - Cole Credit Property Trust II, Inc." and "Prior Performance Summary - Summary Information" beginning on page page 8 and 90, respectively, of the Prospectus has been revised in response to the Staff's comment.

SUMMARY INFORMATION, PAGE 87

56. PLEASE REVISE TO LIST THE OTHER SEVENTEEN STATES OR GEOGRAPHIC AREAS OF THE OTHER PROGRAMS BEYOND THE TWENTY-TWO PROPERTIES LOCATED IN THE PHOENIX METROPOLITAN AREA.

         RESPONSE: The disclosure under the caption "Prior Performance Summary - Summary Information" beginning on page 89 of the Prospectus has been revised in response to the Staff's comment.

57. WE NOTE YOUR DISCLOSURE ON PAGE 89 REGARDING ADVERSE BUSINESS DEVELOPMENTS. PLEASE REVISE TO INCLUDE A SUBCAPTION IDENTIFYING THIS DISCLOSURE AND CONFIRM THAT YOU HAVE INCLUDED ALL MATERIAL ADVERSE BUSINESS DEVELOPMENTS. REFER TO ITEM 8.A.2. OF GUIDE 5. IN YOUR DESCRIPTION YOU NOTE WHAT APPEARS TO BE THREE EXAMPLES: COLE SANTA FE INVESTORS, L.P.; COLE SOUTHWEST OPPORTUNITY FUND AND PHOENIX PROPERTIES.

         RESPONSE: The disclosure under the caption "Prior Performance Summary - Adverse Business Developments Affecting Prior Performance" beginning on page 89 of the Prospectus has been revised in response to the Staff's comment. The Company confirms that it has disclosed all material adverse business conditions of which it is aware relating to the programs referenced under the referenced caption.

FEDERAL INCOME TAX CONSIDERATIONS, PAGE 90

58.      PLEASE NOTE THAT WE MAY HAVE FURTHER COMMENTS AFTER WE REVIEW THE TAX
         OPINION.


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         RESPONSE: The Company notes that the Staff may have further comments to the section captioned "Federal Income Tax Considerations," beginning on page 90, after it has reviewed the tax opinion. The form of tax opinion has been filed as
Exhibit 8.1 to the Registration Statement.

SUMMARY OF DIVIDEND REINVESTMENT PLAN, PAGE 122

59. WE NOTE THAT IN THE LAST PARAGRAPH ON PAGE 122 PRIOR TO THE BULLET POINTS YOU STATE THAT SHAREHOLDERS MAY REINVEST THEIR CASH DIVIDENDS IN SUBSEQUENT COLE-SPONSORED PROGRAMS. PLEASE TELL US WHETHER YOU INTEND TO OFFER THE SHARES ISSUED BY A SUBSEQUENT COLE-SPONSORED PROGRAM TO ALL EXISTING COLE CREDIT PROPERTY TRUST II STOCKHOLDERS.

         RESPONSE: The Company has no intention at this time to offer the shares issued by a subsequent Cole-sponsored program to the stockholders of the Company. However, if the Company chooses to allow participants in the Company's distribution reinvestment plan to reinvest the Company's distributions in another Cole-sponsored program, the Company will allow all participants in the Company's distribution reinvestment plan to participate provided the conditions set forth in the bullet points are satisfied. At that time, the other Cole-sponsored program will determine whether to permit other stockholders of the Company to participate in the plan.

THE OPERATING PARTNERSHIP AGREEMENT, PAGE 125

60.      PLEASE REVISE TO DISCUSS AMENDMENT AND TERMINATION PROVISIONS.

         RESPONSE: The disclosure under the captions "The Operating Partnership Agreement - Amendments to the Partnership Agreement" and "The Operating Partnership - Termination of the Partnership" beginning on page 129 of the Prospectus has been added in response to the Staff's comment.

PLAN OF DISTRIBUTION, PAGE 128

61.      PLEASE REVISE TO INCLUDE THE NEW UNDERWRITER INFORMATION REQUIRED BY
         ITEM 508(b) OF REGULATION S-K.

         RESPONSE: Respectfully, the Company believes that the information required by Item 508(b) of Regulation S-K is only required if "the managing underwriter(s) (or where there are no managing underwriters, a majority of the principal underwriters) has been organized, reactivated, or first registered as a broker-dealer within the past three years." As disclosed under the caption "Plan of Distribution - Cole Capital Corporation" on page 131 of the


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Page 28

Prospectus. Cole Capital Corporation, the dealer-manager of the offering, on a "best efforts" basis, was organized in 1992, and has been active since such time. Therefore, the Company does not believe such information regarding Cole Capital Corporation is required to be disclosed in the Prospectus. The Company further submits that it has adequately disclosed the relationship between the Company and Cole Capital Corporation throughout the Prospectus, including under the captions "Management - Affiliated Companies - Dealer Manager" on page 59 of the Prospectus.

62. PLEASE REVISE TO DISCUSS THE DIVIDEND REINVESTMENT PLAN. REFER TO ITEM 508(c)(1) OF REGULATION S-K.

         RESPONSE: The disclosure under the caption "Plan of Distribution - The Offering" beginning on page 131 of the Prospectus has been revised in response to the Staff's comment.

WHERE YOU CAN FIND MORE INFORMATION, PAGE 136

63. PLEASE REVISE THE SECOND PARAGRAPH OF THIS SECTION THAT QUALIFIES ANY REFERENCES TO CONTRACTS OR OTHER DOCUMENTS IN THE PROSPECTUS AS NOT COMPLETE. RULE 411(a) PERMITS THIS TYPE OF QUALIFICATION OR INCORPORATION BY REFERENCE ONLY WHERE A SUMMARY OF A DOCUMENT IS REQUIRED TO BE INCLUDED IN THE PROSPECTUS.

         RESPONSE: The disclosure under the caption "Where You Can Find More Information" on page 139 of the Prospectus has been revised in response to the Staff's comment.

FINANCIAL STATEMENTS AND NOTES

NOTE 1. ORGANIZATION, PAGE F-6

64. PLEASE TELL US AND CONSIDER DISCLOSING YOUR ACCOUNTING POLICY FOR ORGANIZATION AND OFFERING EXPENSES.

         RESPONSE: The disclosure under the Note 1 "Organization and Significant Accounting Policies" beginning on page F-1 of the Prospectus has been revised in response to the Staff's comment.


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PRIOR PERFORMANCE TABLES

TABLE II, PAGE A-11

65. PLEASE TELL US AND DISCLOSE THE NATURE OF THE PRIOR REAL ESTATE PROGRAMS YOU AGGREGATED UNDER THE '20 OTHER PROGRAMS' COLUMN. DO THEY HAVE DIFFERENT INVESTMENT OBJECTIVES FROM YOURS? ALSO, EXPLAIN TO US WHY THESE PROGRAMS ARE NOT PRESENTED IN TABLE I AND III.

         RESPONSE: The prior real estate programs aggregated under the "20 Other Programs" column represent programs that completed their offerings prior to the most recent three years. The investment objectives of such programs are similar to ours. These programs are not included in Table I because they did not close within the most recent three years. Two of the programs are included in Table III and the remaining 18 programs are not included in Table III because they did not close within the most recent five years. The Company has added disclosure to Table II beginning on page A-7 of the Prospectus describing the programs.

66. PLEASE REVISE TO IDENTIFY WHAT YOU HAVE INCLUDED UNDER "OTHER." REFER TO TABLE II IN APPENDIX II OF GUIDE 5.

         RESPONSE: The disclosure under footnote (4) to Table II beginning on page A-13 of the Prospectus has been revised in response to the Staff's comment.

TABLE V.  RESULTS OF SALES OR DISPOSALS OF PROPERTIES

67. PLEASE REVISE TO INCLUDE THE FOOTNOTE INFORMATION DESCRIBED IN FOOTNOTES 1-5 OF TABLE V IN APPENDIX II OF GUIDE 5.

         RESPONSE: The disclosure under Table V beginning on page A-25 of the Prospectus has been revised in response to the Staff's comment.

PART II

ITEM 31.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION, PAGE II-1

68. PLEASE REVISE TO COMPLETE THIS TABLE OF EXPENSES. IF THE AMOUNTS OF ANY ITEMS ARE NOT KNOWN, ESTIMATES, IDENTIFIED AS SUCH, SHALL BE GIVEN. REFER TO THE INSTRUCTION OF ITEM 511 OF REGULATION S-K.

         RESPONSE: The disclosure under Item 31 has been revised in response to the Staff's comment.


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ITEM 33.  RECENT SALES OF UNREGISTERED SECURITIES, PAGE II-1

69. PLEASE REVISE TO INCLUDE THE UNDERLYING FACTS FOR THIS SECTION THAT YOU BELIEVE AFFORD YOU THE 4(2) EXEMPTION FROM REGISTRATION, INCLUDING THE DATE OF THE TRANSACTION. REFER TO ITEM 701(d) OF REGULATION S-K.

         RESPONSE: The disclosure under the caption "Recent Sales of Unregistered Securities" on page II-1 of the registration statement has been revised in response to the Staff's comment.

EXHIBITS

70. PLEASE FILE ALL REMAINING EXHIBITS, INCLUDING THE LEGAL AND TAX OPINIONS OF VENABLE LLP AND MORRIS, MANNING & MARTIN LLP. WE NOTE YOUR DISCLOSURE ON PAGE 90 THAT MORRIS, MANNING & MARTIN LLP HAS GIVEN YOU AN OPINION THAT YOU QUALIFY AS A REIT. IF YOU ARE NOT PREPARED TO FILE YOUR LEGAL OPINIONS WITH THE NEXT AMENDMENT, PLEASE PROVIDE DRAFT COPIES FOR US TO REVIEW. WE WILL NEED ADEQUATE TIME TO REVIEW THE EXHIBITS ONCE FILED AND MAY HAVE FURTHER COMMENT.

         RESPONSE: A form of tax opinion of Morris, Manning & Martin, LLP and the legal opinion of Venable LLP, as currently proposed, are attached as Exhibit
8.1 and Exhibit 5.1, respectively. Neither opinion has been given, and no reliance may be made upon either until such time as the Opinion is actually delivered by the respective firm to the Company. The Company will file the executed final form of each opinion in a subsequent amendment to the Registration Statement.

         If you have any questions regarding this letter, please do not hesitate to contact the undersigned at (404) 504-7691 or David M. Calhoun, Esq. at (404) 504-7613.

                                                  Best regards,

                                                  MORRIS, MANNING & MARTIN, LLP

                                                  /s/ Heath D. Linsky

                                                  Heath D. Linsky

HDL:klt

cc:      Blair D. Koblenz
         David M. Calhoun